News Release
Communiqué de Pressee
Exhibit 99.8

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TOTAL S.A.
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Total To Reduce Gas Flaring* by 50% by 2012,
for An Overall Reduction of 70% Since 1998
Paris, December 15, 2006 — After introducing a “zero flaring” policy for new projects in 2000, Total announced that it will reduce gas flaring by 50% at its operated facilities worldwide by 2012.
Total joined the Global Gas Flaring Reduction Partnership (GGFR) in March 2004. Set up in August 2002 at the initiative of the World Bank, the public-private partnership facilitates and supports national efforts to use currently flared gas. Partners include governments of oil producing countries, state-owned companies and major international oil companies.
In 2001, Total made a commitment to carefully manage its greenhouse gas emissions. Associated gas flaring accounted for 23% of its greenhouse gas emissions in 2005. Despite significantly higher production, the amounts of gas flared in Total-operated facilities declined by 40% between 1998 and 2005.
The latest announcement reflects the Group’s dedication to assuming its environmental responsibilities. Total contributes to the combat against climate change, in particular by managing its greenhouse gas emissions. It also helps to develop innovative energy solutions that encompass energy efficiency, renewable energies and CO2 capture and sequestration.
*	Flaring is the burning of associated gas—produced whenever oil is produced—when it cannot be used for another purpose. Unlike oil, associated gas is difficult to store and transport to market. Options include:
•	Using it immediately, in local plants, for power generation or for industrial and domestic applications.

•	Exporting it to consumer countries, when large amounts of natural gas have been discovered in the region.

•	Reinjecting it in the field, which is not always technically feasible.

•	Disposing of it through flaring, because unflared gas in the atmosphere would be eight times more harmful in terms of the greenhouse effect.
* * * * * *
Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com